

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE




05004969

February 14, 2005

Thomas F. Larkins
Vice President, Corporate Secretary and
Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/14/2005

Re: Honeywell International Inc.
Incoming letter dated December 22, 2004

Dear Mr. Larkins:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to Honeywell by Bart Naylor. We also have received a letter on the proponent's behalf dated December 30, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel


RECD S.E.C.
FEB 1 6 2005
1086

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

77384O

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

1934 Act, Section 14(a)
Rule 14a-8(i)(10)

December 22, 2004

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by Mr. Bart Naylor

Ladies and Gentlemen:

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend any enforcement action to the Securities and Exchange Commission ("SEC") if Honeywell International Inc. ("Honeywell" or the "Company") omits from its 2005 proxy materials the shareowner proposal and supporting statement submitted by Mr. Bart Naylor (the "Proponent") for inclusion in the Company's 2005 proxy materials. Such proposal and supporting statement are collectively referred to herein as the "Proposal." Mr. Naylor has appointed Mr. John Chevedden and/or his designee to be his representative for all issues pertaining to the Proposal.

We have enclosed pursuant to Rule 14a-8(j) under the Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, which include a copy of the Proposal. We are sending a copy of this letter to Messrs. Naylor and Chevedden as formal notice of the Company's intention to exclude the Proposal.

The Proposal states:

> Resolved: Shareholders request that our Board of Directors establish a policy of expensing in our Company's annual income statement the costs of all future stock options issued by our directors.

The Company believes the Proposal may be omitted under Rule 14a-8(i)(10), which permits the exclusion of a proposal "if the company has already substantially implemented the proposal." The purpose of the exclusion under this Rule, as previously articulated by the SEC, is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." See Securities Exchange Act

Release No. 12598 (Jul. 7, 1976). While, prior to 1983, the Staff permitted the exclusion of shareowner proposals under the predecessor to this Rule (Rule 14a-8(c)(10)) only where the proposal had been "fully effected," in 1983 the SEC announced an interpretive change to permit the omission of proposals that had merely been "substantially implemented." The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule that the proposal need not be fully effected by the company to meet the mootness test, so long as it was substantially implemented. Securities Exchange Act Release No. 20091 (Aug. 16, 1983). And it is well established in Staff no-action letters that a company may exclude a proposal under Rule 14a-8(i)(10) so long as a company's actions satisfactorily address the concerns underlying a proposal. See, e.g., Masco Corporation (March 29, 1999).

Honeywell has substantially implemented the Proposal because revised Financial Accounting Standards Board ("FASB") Statement 123 ("Statement 123R") requiring public companies to recognize in their income statements the expense of share-based employee compensation, including stock options, was published on December 16, 2004. Honeywell is required to apply Statement 123R as of the first reporting period beginning after June 15, 2005. Accordingly, effective July 1, 2005, Honeywell will record the expense of all future stock option awards and the expense attributable to prior unvested stock option awards in its income statement. Honeywell is currently reviewing Statement 123R, including the detailed implementation guidance on measuring the fair value of share-based payment awards contained therein. Thus, Honeywell has substantially implemented the Proposal because it is taking all necessary steps to comply with Statement 123R.

We are aware that in Cintas Corporation (Aug. 13, 2004) the Staff recently declined to concur that a proposal calling for stock option expensing could be excluded as "substantially implemented." Honeywell's request is clearly distinguished from the Cintas request.

When Cintas submitted its no-action request, the FASB had proposed and was expected to issue, but had not yet issued, final rules requiring public companies to expense stock options. Therefore, even though the FASB had issued an exposure draft for its proposed rules, the exact requirements and effective dates of the proposed rules were not then known (in fact, the effective date of Statement 123R is six months later than the effective date set forth in the FASB's exposure draft issued at the time Cintas submitted its no-action request). Furthermore, Cintas provided a timeline of the dates of its then-next annual meeting and the expected effectiveness of the FASB rules, which showed that Cintas could have, prior to the expected effective date of the FASB rules, voluntarily implemented – for at least one quarterly period – the expensing of stock options if the proponent's proposal were adopted at Cintas' annual meeting.

In Honeywell's case, the FASB has already issued the rules requiring public companies to expense stock options; there is no question as to the scope or adoption of the rules or their effective date. To comply with Statement 123R, Honeywell must, and will, begin expensing stock options starting with its quarterly period beginning July 1, 2005. Honeywell expects to hold its 2005 Annual Meeting of Shareowners in late April 2005 – its usual time for holding regular annual meetings. Accordingly, if Honeywell includes the

Proponent's Proposal in its 2005 proxy materials and the Proposal is approved, the earliest that Honeywell could reasonably be expected to implement it would be for the quarterly period beginning July 1, 2005. Therefore, unlike in Cintas, there is no gap between the time the Proposal, if passed at Honeywell's 2005 Annual Meeting of Shareowners, would call for Honeywell to expense stock options and the time that Honeywell will expense stock options in compliance with Statement 123R.

Today, the Company is taking all steps necessary to understand and ensure full compliance with the requirements. In this regard, we note that the six-month delay in the effectiveness of Statement 123R has been reported to be due to the FASB board members' concern that "companies needed more time to properly evaluate and implement option valuation methods. . . to reconsider the structure of their compensation plans, and to educate investors." In addition, the FASB board members were concerned about the expressed belief of SEC staff that public companies were already burdened by the deadlines for complying with SEC rules implementing Section 404 of Sarbanes-Oxley, and that the earlier effective date set forth in the exposure draft would put companies under too great a strain. See, e.g., Carl Schneider, "FASB Delays Stock-Option Rule," Economist.com, CFO.com, Oct. 14, 2004.

For the foregoing reasons, the Company believes that it has substantially implemented the Proposal and requests that the Staff concur that it may omit the Proposal from its 2005 proxy materials pursuant to Rule 14a-8(i)(10).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable so that Honeywell can meet its printing and mailing schedule for the 2005 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208. Thank you.

Very truly yours,



Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel

Enclosures

cc: Mr. Bart Naylor
1255 N. Buchanan Street
Arlington, VA 22205

Mr. John Chevedden
2205 Nelson Ave., No. 205
Redondo Beach, CA 90278

3 -Expense Stock Options

Resolved: Shareholders request that our Board of Directors establish a policy of expensing in our Company's annual income statement the costs of all future stock options issued by our directors.

Bart Naylor, 1255 N. Buchanan Street, Arlington, VA 22205 submitted this proposal.

53% Shareholder Support

The 33 shareholder proposals voted on this topic in 2004 achieved an impressive 53% average supporting vote.

Stock options are an important part of our Company's executive pay. Options have replaced salary and bonuses as the most significant element of executive pay at numerous companies. The lack of option expensing can promôte excessive use of options in a company's pay plans, obscure and understate the cost of executive pay and promote the pursuit of strategies designed to promote short-term stock price rather than long-term shareholder value.

Expensing stock options can more accurately reflects the costs of such options to our company. Options are a form of compensation with value to our managers and a cost to our company. In the words of Warren Buffett: "If stock options aren't a form of compensation what are they? If compensation isn't an expense, what is it? And, if expenses shouldn't go into the calculation of earnings, where in the world do they go?"

The failure to expense stock options can distort our earnings. According to the June 27, 2002 issue of the *Analyst's Accounting Observer*, the lack of expense recognition for options resulted in a 31% overstatement of the 2001 earnings of S&P 500 companies. Standard & Poor's now calculates "core earnings" in which the cost of options is treated as an expense.

Expensing stock options can send a signal to the market that a company is committed to transparency and corporate governance best practices. Recognizing this, 386 companies announced their intention to expense stock options as of October 2003. Voluntary action by companies is even more critical to investors since the Financial Accounting Standards Board delayed a decision on requiring expensing under GAAP.

Not expensing stock options may lead to overuse by companies that see options as "free money." As Standard & Poor's has stated, "when something is significantly underpriced, it is often also substantially overconsumed."

Many companies have responded positively to investors' concerns about expensing stock options. Let us resolve that our company do so also.

Expense Stock Options
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Honeywell International (HON)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Expense Stock Options
Shareholder: Bart Naylor

Ladies and Gentlemen:

This rule 14a-8 proposal reads:
"Resolved: Shareholders request that our Board of Directors establish a policy of expensing in our Company's annual income statement the costs of all future stock options issued by our directors."

The company argument is ambiguous or unfinished. The company refers to a No. 123 requirement. However the company does not pledge that it will still meet the No. 123 requirement as it now stands if No. 123 is materially relaxed through the involvement of Congress, the administration or the SEC.

The company does not pledge that it will expense options if No. 123 is superceded by a materially less encompassing rule and the company has an opportunity to avoid expensing options.

Almost immediately after FASB issued Statement of Financial Standards No. 123, and before the ink was dry, there was media coverage on *blocking* or *derailing* it. One of the following articles states, "Silicon Valley companies 'will stop at nothing to stop this (rule) from going into effect.'"

According to the attached article:
So far, Silicon Valley companies have formed a united public front to fight the rules in Washington. The tech lobby vows to continue pressing Congress and the Securities and Exchange Commission to block the rules.
Posted on Fri, Dec. 17, 2004
FINAL GUIDELINES FROM FASB TAKE EFFECT IN MID-'05
By Mark Schwanhausser
Mercury News

And in another attached article:
Starting in mid-'05, stock options must be expensed

By Matt Krantz, USA TODAY
Posted 12/16/2004 10:28 PM Updated 12/17/2004 3:21 AM

High-tech firms are not pleased. "We remain opposed to expensing and will continue to work with the Congress, the administration and the SEC to come to an accurate, auditable, transparent solution," says Cisco Systems' spokesman John Earnhardt.

Sen. Peter Fitzgerald, R.-Ill., one of the rule's champions, says he fears companies will wait for his retirement this year and try to derail the rule before it kicks in June 15.

Silicon Valley companies "will stop at nothing to stop this (rule) from going into effect," he says.

The company does not argue that "Congress, the administration and the SEC" lack the power to be involved in changing No. 123 and make such changes before or soon after the company annual meeting.

If there is no shareholder vote on this topic at the 2005 annual meeting the company would be denied valuable shareholder input on this important and unsettled governance topic of great public concern.

Additionally a shareholder vote on this topic at the company annual meeting, and the annual meeting of other companies, may give valuable input in a process where "Congress, the administration and the SEC" are involved in reconsidering No. 123.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Bart Naylor
Thomas Larkins

(50E)

SiliconValley.com

Posted on Fri, Dec. 17, 2004

Stock options rules issued

FINAL GUIDELINES FROM FASB TAKE EFFECT IN MID-'05

By Mark Schwanhausser
Mercury News

Accounting rule makers handed down long-awaited final guidelines Thursday that will force companies to deduct the value of billions of dollars of employee stock options from reported profits starting in mid-2005.

The change, which is intended to give investors a more accurate picture of companies' compensation costs, is expected to reshape how workers are paid in Silicon Valley and the technology industry.

Although options will remain a prominent part of pay packages here, especially for start-ups, fewer workers overall are likely to get them. And those who do will receive smaller grants and get them less frequently.

In fact, in anticipation of the new rules, some tech companies have already begun using other forms of compensation, from stock grants to plain old cash.

The Financial Accounting Standards Board's rules are just the latest pressure on companies to reduce option grants. Since the tech bubble burst, investors have been leaning hard on Silicon Valley companies to slow the flow of options, which dilute the ownership stake of other shareholders. Round after round of layoffs and stagnant or falling stock prices also have relieved workers' demands for more options.

``This is just the impetus for more change,'' said Jim V. Hughes, a managing director for Pearl Meyer & Partners, a compensation consulting firm. ``All the people who held out can't hold out any longer unless Congress does something. And I don't think they will.''

The new rules will take effect June 15 for public companies, with companies accounting for options in the third quarter if they report on a calendar year. The new rules are delayed until Dec. 15 for start-ups and private companies.

Using a variety of formulas, companies will have to calculate the value of their options and deduct them from their net income. The impact can be significant. For instance, more than $3 billion in combined profits would have vanished at Cisco Systems, Intel and Sun Microsystems if the new rules had applied in their most recent fiscal years.

About 750 public companies already have thrown in the towel and agreed to voluntarily expense options, according to brokerage firm Bear, Stearns.

So far, Silicon Valley companies have formed a united public front to fight the rules in Washington. The tech lobby vows to continue pressing Congress and the Securities and Exchange Commission to block the rules.

Behind the scenes, however, companies are at various stages of figuring out what to do if expensing is forced upon them. One expert likens tech companies to a patient diagnosed with a terminal disease, experiencing the stages of denial, anger, bargaining, depression and acceptance.

``A lot of companies are moving beyond depression to acceptance,'' said Ted Buyniski, a principal with Mellon's Human Resources & Investor Solutions. ``What they are doing now is saying, `OK, expensing is coming. What do I do about it?' ''

The answer so far, based on compensation trends nationwide, is they're trying a little of everything:

- **Companies are doling out fewer options.** Nearly two out of three of Silicon Valley's largest companies slowed the flow of options from 2001 to 2003, according to Equilar, an independent provider of information on executive compensation. The typical company slowed the ``burn rate'' -- which measures how much equity companies give to employees annually -- from 5.2 percent in 2001 to 4.0 percent in 2003.

- **Fewer workers are getting options.** The number of workers eligible for options plunged 40 percent at large and mid-size tech companies that voluntarily opted to ``expense'' options in 2004, according to a Pearl Meyer survey.

- **The value of option grants is shrinking.** From the chief executive officer to rank-and-file workers, the average price tag for awards at the nation's 1,000 biggest companies fell 40 percent from 2001 to 2003, according to Watson Wyatt Worldwide, a human resources consulting firm.

The average value of grants to non-executives dropped more than half to $2,037 -- down from $4,196 two years earlier. Likewise, the number of shares doled out dropped by a third, from 313 shares to 219 shares.

- **The number of broad-based plans has dwindled.** During the boom, even non-tech companies like Bank of America, Anheuser-Busch and Knight Ridder, which owns the Mercury News, got into the game by passing out small grants throughout the company. Many have since dropped out.

In 2001, 28 percent of companies handed out options throughout the company, according to a survey of 996 companies by WorldatWork. This year, only 13 percent do so.

- **Companies are experimenting with other forms of pay.** Microsoft rocked the tech industry last year by scrapping stock options in favor of a form of restricted stock. Other companies are mixing in other forms of stock-based compensation. Some are trying out premium stock options, which pay off only after the stock hits a predetermined threshold.

All these changes are coming at a time when job hunters aren't in the driver's seat.

When the economy and hiring rebound, workers are likely to demand more options -- and could get them, said Corey Rosen, executive director of the National Center for Employee Ownership. ``You could see happy days again if there's a job boom.''

Contact Mark Schwanhausser at mschwanhausser@ mercurynews.com or (408) 920-5543.

Starting in mid-'05, stock options must be expensed

By Matt Krantz, USA TODAY



Count one for the bean counters.

After years of heated debate between high-tech companies and accountants, the head accounting rule-setting body Thursday declared all companies must subtract the cost of stock options from their earnings starting in mid-2005.

It's a massive blow for companies, mainly in Silicon Valley, which had been doling out lucrative stock options to employees and executives for decades but not counting them as a cost. It also requires investors to rethink how they value companies: The new rule will affect everything from price-earnings ratios to earnings estimates.

Accountants, thinking companies had been enjoying a loophole that understated their costs, applauded the decision. The new rule will have "a big impact, but it's the right move," says Ed Nusbaum, CEO of accounting firm Grant Thornton.

The rule change, approved by the Financial Accounting Standards Board, represents a massive shift because it:

•**Affects so many companies.** Only 117 companies in the Standard & Poor's 500 index currently expense options, says David Zion, accounting analyst at Credit Suisse First Boston. That means a majority will need to start.

•**Puts a big dent into reported earnings.** Had all companies in the S&P 500 expensed the cost of options, reported earnings would have been 20% lower in 2001, 19% lower in 2002 and 8% lower last year, Zion says. He says the rule could dent 2005 earnings 3%.

•**Has massive effects on individual companies.** Not surprisingly, tech companies that have relied on stock options to retain employees stand to suffer a big hit to earnings.

Consider Internet site Yahoo. Had the company been required to expense stock options last year, it would have reported earnings of 5 cents a share, 86% less than the 37 cents a share profit it reported. That makes a giant change in Yahoo's P-E on 2003 earnings: 742 under the new rule, vs. 100 before.

•**Affects earnings estimates.** It's still unclear if Wall Street analysts will ignore the new charge, or include it in the earnings estimates that investors watch, says David Dropsey, analyst with First Call.

High-tech firms are not pleased. "We remain opposed to expensing and will continue to work with the Congress, the administration and the SEC to come to an accurate, auditable, transparent solution," says Cisco Systems' spokesman John Earnhardt.

Sen. Peter Fitzgerald, R.-Ill., one of the rule's champions, says he fears companies will wait for his retirement this year and try to derail the rule before it kicks in June 15.

Silicon Valley companies "will stop at nothing to stop this (rule) from going into effect," he says.

Find this article at:
http://www.usatoday.com/tech/techinvestor/industry/2004-12-16-options_x.htm

3 -Expense Stock Options

Resolved: Shareholders request that our Board of Directors establish a policy of expensing in our Company's annual income statement the costs of all future stock options issued by our directors.

Bart Naylor, 1255 N. Buchanan Street, Arlington, VA 22205 submitted this proposal.

53% Shareholder Support

The 33 shareholder proposals voted on this topic in 2004 achieved an impressive 53% average supporting vote.

Stock options are an important part of our Company's executive pay. Options have replaced salary and bonuses as the most significant element of executive pay at numerous companies. The lack of option expensing can promote excessive use of options in a company's pay plans, obscure and understate the cost of executive pay and promote the pursuit of strategies designed to promote short-term stock price rather than long-term shareholder value.

Expensing stock options can more accurately reflects the costs of such options to our company. Options are a form of compensation with value to our managers and a cost to our company. In the words of Warren Buffett: "If stock options aren't a form of compensation what are they? If compensation isn't an expense, what is it? And, if expenses shouldn't go into the calculation of earnings, where in the world do they go?"

The failure to expense stock options can distort our earnings. According to the June 27, 2002 issue of the *Analyst's Accounting Observer*, the lack of expense recognition for options resulted in a 31% overstatement of the 2001 earnings of S&P 500 companies. Standard & Poor's now calculates "core earnings" in which the cost of options is treated as an expense.

Expensing stock options can send a signal to the market that a company is committed to transparency and corporate governance best practices. Recognizing this, 386 companies announced their intention to expense stock options as of October 2003. Voluntary action by companies is even more critical to investors since the Financial Accounting Standards Board delayed a decision on requiring expensing under GAAP.

Not expensing stock options may lead to overuse by companies that see options as "free money." As Standard & Poor's has stated, "when something is significantly underpriced, it is often also substantially overconsumed."

Many companies have responded positively to investors' concerns about expensing stock options. Let us resolve that our company do so also.

Expense Stock Options
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 22, 2004

The proposal requests that the board establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the directors.

There appears to be some basis for your view that Honeywell may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Honeywell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Rebekah J. Toton
Attorney-Advisor